Exhibit 99.1
YXT.COM GROUP HOLDING LIMITED

YXT.COM GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.4)
ASSETS
Current assets:
Cash and cash equivalents	417,920	142,434	19,883
Restricted cash	322	156	22
Short-term investments	—	93,063	12,991
Accounts receivable, net (Allowance for expected credit loss of RMB 1,758 and RMB 1,494 as of December 31, 2024 and June 30, 2025)	19,386	16,722	2,334
Amounts due from a related party	2,000	2,000	279
Prepaid expenses and other current assets	35,791	43,237	6,036

Total current assets	475,419	297,612	41,545

Non-current assets:
Property, equipment and software, net	15,175	11,837	1,652
Intangible assets, net	7,069	4,946	690
Goodwill	163,837	163,837	22,871
Long-term investments	114,432	109,518	15,288
Operating lease right-of-use assets, net	25,655	25,727	3,591
Other non-current assets	20,349	9,679	1,351

Total non-current assets	346,517	325,544	45,443

Total assets	821,936	623,156	86,988

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.4)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	7,389	10,507	1,465
Amounts due to related parties	2,452	3,047	425
Short-term borrowings	163,000	121,500	16,961
Deferred revenue, current	125,428	98,774	13,788
Acquisition consideration payable	14,775	14,775	2,063
Other payable and accrued liabilities	72,028	130,085	18,159
Operating lease liabilities, current	8,966	11,542	1,611

Total current liabilities	394,038	390,230	54,472

Non-current liabilities
Long-term borrowings	125,500	6,000	838
Operating lease liabilities, non-current	17,458	15,005	2,095
Deferred revenue, non-current	57,710	51,651	7,210

Total non-current liabilities	200,668	72,656	10,143

Total liabilities	594,706	462,886	64,615

Commitments and contingencies (Note 15)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.4)
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 483,068,176 Class A ordinary shares authorized, 163,294,773 Class A ordinary shares issued and outstanding as of December 31, 2024; 483,068,176 Class A ordinary shares authorized, 163,294,773 Class A ordinary shares issued and 162,143,025 Class A ordinary shares outstanding as of June 30, 2025)	118	118	16
Class B ordinary shares (US$0.0001 par value per share; 16,931,824 Class B ordinary shares authorized, 16,931,824 Class B ordinary shares issued and outstanding as of December 31, 2024; 16,931,824 Class B ordinary shares authorized, 16,931,824 Class B ordinary shares issued and outstanding as of June 30, 2025)	11	11	2
Treasury stock	—	(2,157)	(301)
Additional paid-in capital	3,489,553	3,499,426	488,501
Accumulated other comprehensive income	25,096	24,298	3,392
Accumulated deficit	(3,287,548)	(3,361,426)	(469,237)

Total shareholders’ equity	227,230	160,270	22,373

Total liabilities and shareholders’ equity	821,936	623,156	86,988

The accompanying notes are an integral
part
of these unaudited condensed consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.4)
Revenues:
Corporate learning solutions	164,420	152,417	21,277
Others	1,336	477	66

Total revenues	165,756	152,894	21,343

Cost of revenues	(64,419)	(53,380)	(7,452)
Sales and marketing expenses	(71,569)	(61,932)	(8,645)
Research and development expenses	(59,772)	(48,277)	(6,739)
General and administrative expenses	(44,993)	(54,219)	(7,569)
Other operating income	1,609	465	65

Loss from operations	(73,388)	(64,449)	(8,997)

Interest and investment income	4,163	1,685	235
Interest expense	(4,993)	(4,186)	(584)
Investment losses	(4,951)	(7,417)	(1,035)
Gain on deconsolidation of CEIBS Publishing Group (Note 4)	78,760	—	—
Foreign exchange gain, net	33	489	68
Change in fair value of derivative liabilities (Note 8)	21,735	—	—

Income/(loss) before income tax expense	21,359	(73,878)	(10,313)
Income tax expense	—	—	—

Net income/(loss)	21,359	(73,878)	(10,313)

Net loss attributable to non-controlling interests shareholders	300	—	—

Net income/(loss) attributable to YXT.COM Group Holding Limited	21,659	(73,878)	(10,313)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.4)
Net income/(loss) attributable to YXT.COM Group Holding Limited	21,659	(73,878)	(10,313)
Net accretion of convertible redeemable preferred shares	(204,364)	—	—
Deemed dividend to preferred shareholders due to modification	(5,940)	—	—

Net loss attributable to ordinary shareholders of YXT.COM Group Holding Limited	(188,645)	(73,878)	(10,313)

Net income/(loss)	21,359	(73,878)	(10,313)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	1,191	(301)	(42)
Unrealized loss on investments in available-for-sale debt securities, net of tax	(5,408)	(497)	(69)

Total comprehensive income/(loss)	17,142	(74,676)	(10,424)

Total comprehensive loss attributable to non-controlling interests shareholders	300	—	—

Total comprehensive income/(loss) attributable to YXT.COM Group Holding Limited	17,442	(74,676)	(10,424)

Net loss attributable to ordinary shareholders of YXT.COM Group Holding Limited	(188,645)	(73,878)	(10,313)
— Weighted average number of ordinary shares basic and diluted	49,329,740	179,881,274	179,881,274

Net loss per share attributable to ordinary shareholders of YXT.COM Group Holding Limited
— Basic and diluted	(3.82)	(0.41)	(0.06)
The accompanying notes are an integral part of these
unaudited
condensed consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.0001 par value)		Additional paid-in capital	Accumulated other comprehensive income	Statutory reserve	Accumulated deficit	Total YXT.COM Group Holding Limited shareholders’ deficit	Non- controlling interests	Total shareholders’ deficit
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2024	48,253,425	33	16,671	23,775	4,322	(3,490,681)	(3,445,880)	34,887	(3,410,993)
Net income/(loss)	—	—	—	—	—	21,659	21,659	(300)	21,359
Foreign currency translation adjustments, net of tax	—	—	—	1,191	—	—	1,191	—	1,191
Unrealized loss on investments in available-for-sale debt securities, net of tax	—	—	—	(5,408)	—	—	(5,408)	—	(5,408)
Deconsolidation of CEIBS Publishing Group (Note 4)	—	—	—	—	(4,322)	4,322	—	(34,587)	(34,587)
Net accretion on convertible redeemable preferred shares to redemption value (Note 12)	—	—	(14,551)	—	—	(189,813)	(204,364)	—	(204,364)
Deemed dividend to preferred shareholders due to modification (Note 12)	—	—	(5,940)	—	—	—	(5,940)	—	(5,940)
Share-based compensation (Note 13)	—	—	3,820	—		—	3,820	—	3,820

Balance as of June 30, 2024	48,253,425	33	—	19,558	—	(3,654,513)	(3,634,922)	—	(3,634,922)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICT)/EQUITY
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares (US$0.0001 par value)				Treasury stock	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Class A ordinary shares		Class B ordinary shares
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2025	163,294,773	118	16,931,824	11	—	3,489,553	25,096	(3,287,548)	227,230
Net loss	—	—	—	—	—	—	—	(73,878)	(73,878)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(301)	—	(301)
Unrealized loss on investments in available-for-sale debt securities, net of tax	—	—	—	—	—	—	(497)	—	(497)
Repurchase of ordinary shares (Note 16)	(1,151,748)	—	—	—	(2,157)	—	—	—	(2,157)
Share-based compensation (Note 13)	—	—	—	—	—	9,873	—	—	9,873

Balance as of June 30, 2025	162,143,025	118	16,931,824	11	(2,157)	3,499,426	24,298	(3,361,426)	160,270

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements
.

YXT.COM GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.4)
Cash flows from operating activities:
Net income/(loss)	21,359	(73,878)	(10,313)
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Depreciation of property, equipment and software	3,949	3,361	469
Amortization of intangible assets	2,520	2,123	296
Gain on deconsolidation of CEIBS Publishing Group	(78,760)	—	—
Loss from disposal of property, equipment and software	7	3	—
Fair value change of derivatives liabilities	(21,735)	—	—
Provision/(reverse) for expected credit losses	139	(264)	(37)
Interest and investment income accrued	(873)	(1,367)	(191)
Share in loss of equity method investment	—	286	40
Impairment of available-for-sale debt securities	4,951	7,131	995
Unrealized foreign exchange (gain)/loss	(33)	43	7
Share-based compensations	3,820	9,873	1,378

Changes in operating assets and liabilities:
Accounts receivable	2,827	2,928	409
Prepaid expenses and other assets	2,739	3,224	450
Accounts payable	(2,763)	3,118	435
Amount due to related parties	1,143	595	83
Deferred revenue	(17,612)	(32,713)	(4,567)
Other payable and accrued liabilities	(23,211)	(19,331)	(2,698)

Net cash used in operating activities	(101,533)	(94,868)	(13,244)

Cash flows from investing activities:
Purchase of property, equipment and software	(1,010)	(26)	(4)
Cash paid for short-term investments	(56,148)	(91,694)	(12,800)
Purchase of equity securities	—	(3,000)	(418)
Loan to related parties	(2,000)	—	—
Cash received from maturity of short-term investments	56,148	—	—
Cash change due to deconsolidation of CEIBS Publishing Group	(30,767)	—	—

Net cash used in investing activities	(33,777)	(94,720)	(13,222)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YXT.COM GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			(Note 2.4)
Cash flows from financing activities:
Proceeds from short-term borrowings	80,000	40,000	5,584
Repayment of short-term borrowings	(39,800)	(80,000)	(11,168)
Proceeds from long-term borrowings	128,000	—	—
Repayment of long-term borrowings	(81,500)	(121,000)	(16,891)
Proceeds from discounted bank acceptance notes	—	78,131	10,907
Payment for repurchase of stocks	—	(2,157)	(301)
Payments of initial public offering costs	(189)	(692)	(97)

Net cash generated from/(used in) financing activities	86,511	(85,718)	(11,966)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	380	(346)	(48)
Net decrease in Cash, cash equivalents and restricted cash	(48,419)	(275,652)	(38,480)
Cash, cash equivalents and restricted cash at beginning of the period	320,489	418,242	58,385

Cash, cash equivalents and restricted cash at the end of the period	272,070	142,590	19,905
Cash, cash equivalents and restricted cash at the end of the period	272,070	142,590	19,905
Less: restricted cash	156	156	22

Cash and cash equivalent at the end of the period	271,914	142,434	19,883

Supplemental disclosure of cash flow information
Cash paid for income tax	—	—	—
Cash paid for interest	(4,950)	(4,186)	(584)

Supplemental schedule of non-cash investing and financing activities
Net accretion on convertible redeemable preferred shares to redemption value	204,364	—	—
Deemed dividend to preferred shareholders due to modifications	5,940	—	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements
.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a)	Principal Activities
YXT.COM Group Holding Limited (“the Company”) (formerly known as Unicentury Group Holding Limited) was incorporated under the laws of the Cayman Islands in January 2017, as an exempted company with limited liability. In June 2021, the Company was renamed to YXT.COM Group Holding Limited.
The Company, through its subsidiaries, consolidated variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively, the “Group”), conducts its operation in China. The Group’s platform has innovated a SaaS model, which integrates software and content, effectively assisting customers in the digital transformation of corporate learning. The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”).

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

As of June 30, 2025, the Company’s
principal
subsidiary is as follow:

Name of subsidiary	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect ownership	Establish or acquired	Principal activities
Yunxuetang Information Technology (Jiangsu) Co., Ltd.	Suzhou	August 8, 2017	100%	Established	Technology development

As of June 30, 2025, the Company’s principal VIEs and VIEs’ subsidiaries are as follow:

Name of VIEs and VIEs’ subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of economic interest	Establish or acquired	Principal activities
Jiangsu Radnova Intelligence Technology Co., Ltd.(formerly known as Jiangsu Yunxuetang Network Technology Co., Ltd.)	Suzhou	December 22, 2011	100%	Established	Technology development and sales of SaaS platform

Beijing Xuanxing Intelligence Technology Co., Ltd. (formerly “Beijing Yunxuetang Network Technology Co., Ltd.”)	Beijing	August 21, 2012	100%	Established	Technology development and sales of SaaS platform

Suzhou Xuanxing Intelligence Technology Co., Ltd (formerly “Suzhou Xuancai Network Technology Co., Ltd”)	Suzhou	September 25, 2015	100%	Established	Technology development and sales of SaaS platform

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

(b)	Consolidated Variable Interest Entities
In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its Apps, websites and other restricted businesses in the PRC through PRC domestic companies and its subsidiaries, whose equity interests are held by certain entities and individuals including management members of the Company (“Nominee Shareholders”). Unrecognized revenue generating assets mainly include trademarks, licenses, patent and domain names, majority of which were held by VIEs and not recognized on VIEs’ standalone financial statements. Recognized revenue generating assets mainly included electronic equipment recorded in property, equipment, and software, while certain licenses and domain names were recognized as intangible assets. The Company entered into a series of contractual arrangements with such PRC domestic companies and its respective Nominee Shareholders, which provided the Company with substantially all of the economic benefits from such PRC domestic companies. Management concluded that such PRC domestic companies are VIE of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated financial results of such PRC domestic companies and its subsidiaries in the Group’s consolidated financial statements. The principal terms of the agreements entered into amongst the VIE, the Nominee Shareholders and the WFOE are further described below.
Exclusive Call Option Agreements
Pursuant to the exclusive call option agreement, the Nominee Shareholders of the VIE have granted the WFOE the exclusive and irrevocable right to purchase or to designate one or more person(s) at its discretion to purchase part or all of the equity interests in the VIE (the “Target Equity”) from the Nominee Shareholders at any time. The total transfer price for the Target Equity shall be subject to the lowest price permitted by PRC laws and regulations. The VIE and its Nominee Shareholders have agreed that without prior written consent of the WFOE, the Nominee Shareholders or the VIE shall not sell, transfer, pledge or dispose of any of the Target Equity, assets, or the revenue or business in the VIE. In addition, the VIE covenants that it shall not declare any dividend or change capitalization structure of the VIE or enter into any loan or investment agreements without WFOE’s prior written consent.
Power of Attorney
Pursuant to the Power of Attorney, each of the Nominee Shareholders appointed the WFOE or its designee(s) as their attorney-in-fact
to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, attending shareholders meetings and signing on their behalf on the resolutions, voting on their behalf on all matters requiring shareholder approval, including but not limited to the appointment and removal of legal representative, directors and senior management, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholders. The powers of attorney will remain effective for a given Nominee Shareholders until such shareholder ceases to be a shareholder of the VIE.
Exclusive Technology, Consulting and Service Agreement
Pursuant to the exclusive technology consulting and service agreement, the WFOE has agreed to provide to the VIE services, including, but not limited to, product development and research, website design, design, installation, commissioning and maintenance of computer networks system, database support and software service, economic and technology information consulting. The VIE shall pay to the WFOE service fees quarterly for an amount equal to 100% of its pre-tax
profit, and the amount shall not be deducted or
set-off
unless mutually agreed by VIE and WFOE. The agreement remains effective until VIE dissolves in accordance with PRC laws, unless WFOE early terminates the agreement by delivering a prior written notice.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Equity Interest Pledge Agreements
Pursuant to the equity interest pledge agreement, the Nominee Shareholders of the VIE have pledged 100% equity interests in VIE to the WFOE to guarantee Nominee Shareholders and WFOE’s fulfillment of obligations under the above agreements, including the payment of service fees by the VIE of its obligations under the exclusive technology consulting and service agreement. The equity interest pledge shall not be released until
Nominee Shareholders and WFOE have fulfilled all the obligations under the above agreements and WFOE has recognized in writing, unless otherwise expressly approved by WFOE in writing. In the event of a breach by the VIE or any of its Nominee Shareholders of contractual obligations under the above agreements, as the case may be, the WFOE, as pledgee, will have the right to auction or dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such auction or disposal.
Spousal Consent Letters
Pursuant to the Spousal Consent Letter, the spouse of each Nominee Shareholder (except for Mr. Xiaoyan Lu, Ms. Qi Gao, the shareholder of Jiangsu Radnova, who have no spouse yet), who is a natural person, unconditionally and irrevocably agreed that the equity interests in the VIE held by such Nominee Shareholder will be disposed of pursuant to the equity interest pledge agreement, the exclusive call option agreement, and power of attorney. Each of their spouses agreed not to assert any rights over the equity interests in the VIE held by such Nominee Shareholder. In addition, in the event that any spouse obtains any equity interests in VIE held by such Nominee Shareholder for any reason, he or she agreed to be bound by the equity interest pledge agreement, the exclusive option agreement, and power of attorney.

( c )	Risks in Relations to the VIE Structure
The following table set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIEs and their subsidiaries taken as a whole before eliminations of intercompany balances and transactions with other entities of the Group:

	As of
	December 31, 2024	June 30, 2025

	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	143,120	60,534
Restricted cash	322	156
Accounts receivable, net	19,386	16,722
Amounts due from the Group’s entities	149,180	166,071
Amounts due from a related party	2,000	2,000
Prepaid expense and other current assets	29,450	34,456

Total current assets	343,458	279,939

Non-current assets
Long-term investments	113,884	109,403
Property, equipment and software, net	4,942	3,718
Intangible assets, net	7,069	4,946
Operating lease right-of-use assets, net	25,559	25,688
Other non-current assets	16,092	6,724

Total non-current assets	167,546	150,479

Total assets	511,004	430,418

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
LIABILITIES
Current liabilities
Accounts payable	6,188	9,305
Amounts due to related parties	2,452	3,047
Short-term borrowings	163,000	121,500
Deferred revenue, current	125,428	98,774
Amounts due to the Group’s entities	—	34,812
Acquisition consideration payable, onshore	5,792	5,792
Other payable and accrued liabilities	17,451	89,373
Operating lease liabilities, current	8,920	11,500

Total current liabilities	329,231	374,103

Non-current liabilities
Loan from the Group’s entities	30,000	30,000
Operating lease liabilities, non-current	17,439	15,005
Long-term borrowings	125,500	6,000
Deferred revenue, non-current	57,710	51,651

Total non-current liabilities	230,649	102,656

Total liabilities	559,880	476,759

	For the six months ended June 30,
	2024	2025
	RMB	RMB

Third-party revenues	165,756	152,603
Cost of revenues	(48,519)	(42,451)
Net income	24,603	2,741
Net cash (used in)/provided by operating activities	(25,812)	20,735
Net cash used in investing activities	(103,007)	(2,981)
Net cash provided by/(used in) financing activities	86,700	(100,506)

Net decrease in cash, cash equivalents and restricted cash	(42,119)	(82,752)
Cash, cash equivalents and restricted cash at beginning of the period	292,286	143,442

Cash, cash equivalents and restricted cash at end of the period	250,167	60,690

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Under the contractual arrangements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries. Relevant PRC laws and regulations restrict the VIEs and VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of its registered capital, additional paid-in
capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 1
7
for disclosure of restricted net assets. The Company believes that there are no assets held in the consolidated VIEs and VIEs’ subsidiaries can be used only to settle obligations of the respective VIEs and VIEs’ subsidiaries, except for registered capital, additional paid-in
capital and PRC statutory reserves. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to any assets of the WFOE or the Company for the debt settlement purpose. In the event that the shareholders of the VIEs breach the terms of the contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without the Company’s consent, the Company may be unable to conduct some or all of the Company’s and the Company subsidiaries business and the VIEs’ businesses operations or otherwise benefit from the assets held by the VIEs.
The Group believes that the Group’s relevant PRC subsidiaries’ contractual arrangements with the consolidated WFOEs, VIEs and VIEs’ subsidiaries and the Nominee Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements.
In addition, if the current structure of any of the contractual arrangements were found to be in violation of any existing PRC laws, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or consolidate the VIEs and VIEs’ subsidiaries, which may result in deconsolidation of the VIEs and VIEs’ subsidiaries.
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remain unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and the possibility that such entities will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating income or the income of these affiliated Chinese entities, revoking business licenses or the business licenses of these affiliated Chinese entities, requiring the Company and its affiliated Chinese entities to restructure their ownership structure or operations and requiring the Company or its affiliated Chinese entities to discontinue any portion or all of the Company’s value-added businesses. Any of these actions could cause significant disruption to the Company’s business operations and have a severe adverse impact on the Company’s cash flows, financial position and operating performance. If the imposing of these penalties causes the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

( d )	Liquidity
The Group incurred net loss of RMB
73,878
for the six months ended June 30, 2025

and was in a net current liability with the amount of RMB 92,618 as of June 30, 2025. Ne
t cash used in operating activities was RMB
101,533
and RMB
94,868
for the six months ended June 30, 2024 and 2025, respectively. Accumulated deficit was RMB
3,287,548
 and RMB 3,361,426
as of December 31, 2024 and June 30, 2025, respectively.
The Group’s ability to continue as a going concern is dependent on management’s ability to obtain additional loan or equity financing and successfully executing its business plan. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors and borrowings from banks to fund its operations and business development. Subsequent to June 30, 2025, the Company obtained a line of credit of RM
B
50,000
which is guaranteed by the Founder of the Group with a two-year term. The Company plans to obtain renewals of current bank loans when they become due or obtain new bank loans to ensure efficient operating cash flow. In addition, the Company implemented cost saving measures to reduce operating cash outflow and expect a decrease in cash outflow over the next twelve months to operate at the Company’s current level. Management has concluded that the above management’s plan is probable of being effectively implemented. With these and based on cash flows projection and existing balance of cash and cash equivalents, the Group believes the cash flows from operating and financing activities are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the condensed consolidated financial statements are issued. The Group’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, there can be no assurances that funding sources will be available at terms acceptable to the Group, or at all.
2. PRINCIPAL ACCOUNTING POLICIES
2.1 Basis of Presentation
The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 10 of Regulation
S-X.
Accordingly, certain information and disclosures required by GAAP for a complete consolidated financial statements are not included herein. In the opinion of management, the condensed consolidated financial statements and accompanying notes included all adjustments (consisting of normal recurring adjustments) considered necessary by management for a fair statement of the results of operations, financial position and cash flows for the interim periods presented. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or for any future periods. These condensed financial statements should be read in conjunction with the audited annual financial statements and for the year ended December 31, 2024. The condensed consolidated financial statements have been prepared on a going concern basis.
The condensed consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Group’s consolidated financial statements for the year ended December 31, 2024. Principal accounting policies followed by the Group in the preparation of its accompanying condensed consolidated financial statements are summarized below.
2.2 Basis of Consolidation and Deconsolidation
The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.
A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.
All transactions and balances between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.
The Company deconsolidates its subsidiaries or business in accordance with Accounting Standards Codification 810 (“ASC 810”) as of the date the Company ceased to have a controlling financial interest in the subsidiaries.
The Company accounts for the deconsolidation of its subsidiaries or business by recognizing a gain or loss in net income/loss attributable to the Company in accordance with ASC 810. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling
interest in the subsidiaries being deconsolidated, and the carrying amount of any non-controlling
interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/loss attributable to the non-controlling
interest and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.
2.3 Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenue and expenses for the reporting period. These estimates and assumptions are based on the Group’s historical results and management’s future expectations. Actual results could differ from those estimates. Changes in facts and circumstances may cause the Group to revise its estimates.
2.4 Convenience Translation
Translations of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Income/(Loss) and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.1636, representing the index rates as of June 30, 2025 stipulated by the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.
2.5 Fair Value Measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, amounts due from a related party, prepaid expenses and other current assets, long-term investments, accounts payable, amounts due to related parties, short-term borrowings, long-term borrowings, deferred revenue, acquisition consideration payable, other payable and accrued liabilities and derivative liabilities. As of December 31, 2024 and June 30, 2025, except for available-for-sale debt securities which are measured at fair value and long-term borrowings are measured at amortized cost, the carrying values of the other financial instruments approximated their fair values due to the short-term maturity of these instruments.
2.6 Short-Term Investments
Short-term investments are comprised of time deposits issued by financial institutions with original maturities greater than three months but less than twelve months. Short-term investments with the amount of nil and RMB 93,063 are pledged for the issuance of bank notes as of December 31, 2024 and June 30, 2025, respectively.
2.7 Accounts Receivable, net
The Group’s accounts receivable are within the scope of ASC Topic 326. To estimate expected credit losses, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. The Group has identified the relevant credit risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar credit risk characteristics have been grouped into pools. For each pool, the Group determines an expected loss rate based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions. This is assessed at each quarter based on the Group’s specific facts and circumstances.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following table summarized the details of the Group’s expected credit losses of accounts receivable:

	For the six months ended June 30,
	2024	2025
	RMB	RMB

Balance at beginning of the period	2,201	1,758
Deconsolidation of CEIBS Publishing Group	(191)	—
Provision/(Reverse) for expected credit losses	139	(264)

Balance at end of the period	2,149	1,494

2.8 Long-term Investments
Long-term investments primarily consist of equity method investments and debt investments.
Equity Method Investments
The Group accounts for its investments in common stock or
in-substance
common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC
323-10,
Investments-Equity Method and Joint Ventures: Overall unless the Group elects to account for the investment using the fair value option in accordance with ASC
825-10,
Financial Instruments: Fair Value Option (“ASC 825”). The Group applies the equity method of accounting that is consistent with ASC
323-10
in limited partnership in which the Group holds a three percent or greater interest. Where the equity method is used, the Group initially records its investment at cost and subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC
323-10.
An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.
Debt Investments
The Group accounts for debt securities as
available-for-sale
(“AFS”) when they are not classified as either trading or
held-to-maturity.
AFS debt securities are recorded at fair value, with unrealized gains and losses, net of related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of AFS debt securities are determined on a specific-identification basis.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Under ASC Topic 326, if the amortized cost basis of an AFS security exceeds its fair value and if the Group has the intention to sell the security or it is more likely than not that the Group will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of comprehensive income/(loss). If the Group does not have the intention to sell the security and it is not more likely than not that the Group will be required to sell the security before recovery of the amortized cost basis and the Group determines that the decline in fair value below the amortized cost basis of an AFS security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of income/(loss). The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Group’s best estimate of the present value of cash flows expected to be collected.
2.9 Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. The Group tests goodwill for impairment annually as of December 31, or whenever events or changes in circumstances indicate that goodwill may be impaired. The Group initially assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely-than-not
that the fair value of its sole reporting unit is less than its carrying amount. If, after assessing the events or circumstances, the Group determines it is more-likely-than-not
that the fair value of the reporting unit is less than its carrying amount, then the Group performs a quantitative analysis by comparing the book value of net assets to the fair value of the reporting unit. If the fair value is determined to be less than the book value, an impairment charge is recorded. In assessing the qualitative factors, the Group considers the impact of certain key factors including macroeconomic conditions, industry and market considerations, management turnover, changes in regulation, litigation matters, changes in enterprise value and overall financial performance. The goodwill recorded at the Group level was generated from the acquisition of CEIBS Publishing Group in June 2020.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Since the acquisition of CEIBS PG, the Group has had one reporting unit for goodwill impairment assessment. According to ASC
350-20-40,
when a portion of a reporting unit that constitutes a business or nonprofit activity is to be disposed of, goodwill associated with that business or nonprofit activity shall be included in the carrying amount of the business or nonprofit activity in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business or nonprofit activity to be disposed of and the portion of the reporting unit that will be retained. The relative fair value allocated to the disposed CEIBS Publishing Group was RMB 276, which reduced the goodwill amount to RMB 163,837 as of December 31, 2024 and June 30, 2025.
Based on management assessment, the Group determined that there was no impairment of goodwill as of June 30, 2025.
2.1
0
Revenues
Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those goods or services.
To achieve that core principle, the Group applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. The Group determines standalone selling prices considering market conditions and based on overall pricing objectives such as observable standalones selling prices. Revenue is recognized upon the transfer of control of promised goods or services to a customer.
Revenue is recorded net of value-added tax.
Revenue recognition policies for each type of revenue steam are as follows:
Corporate Learning Solution
The Group offers corporate learning solution to corporate customers through providing subscription-based services including corporate learning platform, personalized
e-learning
system, teaching tools and online courses. The Group’s subscription-based services generally do not provide customers with the right to take possession of the software supporting the platform, learning content or tools and, as a result, are accounted for as service arrangements. Through the subscription of the Group’s SaaS platform service, customers can rapidly deploy the intelligent learning platform in a plug-and-play
manner. Frequently, existing customers who subscribed platform service tend to add additional courses to their subscription by purchasing prioritized package or advanced package with additional charges. The Group also offered the teaching tools, such as virtual classroom or meeting room, for subscription as add-on
options. For platform service, online courses and online teaching tools, the Group continually provides customer access and connectivity to its services, and fulfills its obligation to, the end customer over the subscription period. Each distinct service represents a single performance obligation that is satisfied over time. The subscription-based contracts vary from one month to five years. Revenue from subscription-based corporate learning solution is recognized on a straight-line basis over the subscription period.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Group also derives revenue from providing
non-subscription
based corporate learning solution, such as offline courses and courseware recording service. Based on the needs of the customers, the Group designs the offline courses and hires experienced lecturer to provide face-to-face
offline learning courses. The offline course is delivered on the specific date agreed and the unit price for each offline course is also specified in the contract. The recorded courseware belongs to the customers. Revenue from non-subscription
based corporate learning solution is generally recognized at point in time upon completion.
Other Revenue
The Group also develops software for other customers who have specific demand for learning platform software. The Group develops learning platform to be installed on these customers’ own servers. Copyright of the software developed belongs to these customers. The development processes last approximately
6-11
months. The Group is also obligated to provide post-sales maintenance service for malfunction during the period determined in the contract, which is usually a year. Revenue for the on-premise software development is recognized at a point in time when the software is made available to the customer; whereas the revenue for post-sales maintenance service is recognized over the contract term beginning on the date that the software is made available to the customer.

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Corporate learning solutions
- Subscription-based	151,834	144,740
- Non-subscription-based	12,586	7,677

	164,420	152,417
Others
- Sales of software developed and related maintenance service	1,336	477

	165,756	152,894

Remaining Performance Obligations
Remaining performance obligations represents the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable
contracted amounts that will be invoiced and recognized as revenue in future periods. As of June 30, 2025, the aggregate amount of transaction price allocated to the remaining performance obligations was RMB 251,927 which included balance of deferred revenue which will be recognized as revenue in the future periods.
The Company expects to recognize approximately 72% of the remaining performance obligations in the 12 months following June 30, 2025 and 24% of the remaining performance obligations between 13 to 36 months, with the remainder to be recognized thereafter.
2.1
1
Contract balance
Payment terms are established on the Group’s
pre-established
credit requirements based upon an evaluation of customers’ credit. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its condensed consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due. As of December 31, 2024 and June 30, 2025, the Group did not record contract assets.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Group records deferred revenue when cash payments are received in advance of revenue recognition from subscription services described above in accordance with the terms of the underlying contracts where the service period has not yet commenced but will commence in the near future. Deferred revenue is recognized when, or as, performance obligations are satisfied. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as deferred revenue, non-current.
Revenue recognized that was included in deferred revenue balance at the beginning of the period were RMB 72,270 and RMB 75,509 for the six months ended June 30, 2024 and 2025, respectively.
Changes in deferred revenue were as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB

Balance at beginning of the period	247,437	183,138
Additions to deferred revenue	148,144	70,615
Recognition of deferred revenue	(165,756)	(103,328)
Deconsolidation of CEIBS Publishing Group	(65,928)	—

Balance at end of the period	163,897	150,425

Other than accounts receivable and deferred revenue, the Group had no other material contract balances on its balance sheet as of December 31, 2024 and June 30, 2025.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.1
2
Income Tax
Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the condensed consolidated statements of comprehensive income/(loss) in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.
The Group recognizes in its condensed consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s condensed consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2024 and June 30, 2025, the Group did not have any significant unrecognized uncertain tax positions.
Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2024 and June 30, 2025, full valuation allowances on deferred tax assets were provided because it was more likely than not that the Group will not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.1
3
Segment Reporting
ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.
In November 2023, the FASB issued ASU
No. 2023-07,
Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Group adopted this ASU commencing January 1, 2024 and the adoption of the ASU does not have a material effect on its condensed consolidated financial statements.
Based on the criteria established by ASC 280, the Group’s CODM has been identified as the
Chief Executive Officer
, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The CODM considers year-over-year fluctuations and budget-to-actual
variances of these consolidated results when assessing performance and making operating decisions. The Group manages assets on a consolidated basis as reported on the consolidated balance sheets. As the Group’s long-lived assets are substantially located in the PRC and substantially all the Group’s revenue is derived from within the PRC, no geographical segments are presented.
The Group’s CODM uses consolidated net income/(loss) as the measures of segment profit or loss. Significant segment expenses are consistent with those reported on the unaudited condensed consolidated statements of comprehensive income/(loss) and include cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses. For significant segment expenses incurred during the six months ended June 30, 2024 and 2025, refer to unaudited condensed consolidated statements of comprehensive income/(loss).
2.1
4
Operating Lease
The Group determines if an arrangement is a lease at inception. The Group enters into operating lease arrangements primarily for office and operation space. The Group determines if an arrangement contains a lease at its inception by assessing whether there is an identified asset and whether the arrangement conveys the right to control the use of the identified asset in exchange for consideration. Operating leases are included in right-of-use assets and operating lease liabilities on the condensed consolidated balance sheets. Right-of-use assets represent the Group’s right to use an underlying asset over the lease term and operating lease liabilities represent the Group’s obligation to make payments arising from the lease. Right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term.
The Operating lease right-of-use assets also includes any lease payments made at or before the lease commencement date and excludes any lease incentives received. Lease payments consist of the fixed payments under the arrangements. As the implicit rate of the Group’s leases is not determinable, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Operating lease expense is recognized on a straight-line basis over the lease term.
The Group’s lease term may include options to extend or terminate the lease. Only renewal or termination options that are reasonably certain of exercise are included in the lease term. The Group accounts for lease components and non-lease components as a single lease component.
After the lease commencement date, right-of-use assets are amortized by the difference between the straight-line lease expenses, and the accretion of interest on the operating lease liabilities each period over the lease term. Operating lease liabilities are increased to reflect the accretion of interest and reduced for the lease payment made.
For operating lease with a term of one year or less, the Group has elected to not recognize operating lease liabilities or right-of-use asset on its condensed consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its condensed consolidated statements of comprehensive income/(loss).

	For six months ended,
	June 30, 2024	June 30, 2025
	RMB	RMB
Operating lease costs	6,777	5,263
Expenses for short-term lease within 12 months	638	341

Total lease cost	7,415	5,604

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Supplemental cash flow information related to leases is as follows:

	For six months ended,
	June 30, 2024	June 30, 2025
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities	7,214	4,503
2.15 Recent Accounting Pronouncements
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2024.
3. CONCENTRATION AND RISKS
3.1 Concentration of Credit Risk
Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents, restricted cash and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. As of December 31, 2024 and June 30, 2025, all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and Hong Kong, which management considers to be of high credit quality based on their credit ratings.
The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group assesses the creditworthiness of each customer when providing services and may require the customers to make advance payments or a deposit before the services are rendered.
As of December 31, 2024 and June 30, 2025, there was no customer with greater than 10% of the accounts receivable.
3.2 Concentration of Customers and Suppliers
Substantially all revenue was derived from customers located in China. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Group in any of the periods presented. There is one supplier from whom purchases individually represent 12% of the total purchases of the Group during the six months ended June 30, 2025. There is no supplier from whom purchases individually represent greater than 10% of the total purchases of the
Group during the six months ended June 30, 2024. As of December 31, 2024, there were two suppliers collectively accounted for 52% of the Group’s accounts payable. As of June 30, 2025, there were two suppliers collectively accounted for 69% of the Group’s accounts payable.
3.3 Foreign Currency Exchange Rate Risk
In July 2005, the PRC government changed its
decades-old
policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.86% in the six months ended June 30, 2025. The appreciation of the RMB against the US$ was approximately 2.36% in the six months ended June 30, 2024. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. DECONSOLIDATION OF CEIBS PUBLISHING GROUP
On June 24, 2020, the Company acquired 100% shares of CEIBS Management Ltd.(the “ManCo”) and Digital
B-School
China Limited (the “Digital B”) (the “Acquisition”, “Share Transfer”). ManCo held 21% common shares of CEIBS PG. Digital B held 0.04% common shares and 38.96% preferred shares of CEIBS PG. After the Acquisition, the Company effectively held 60% shares of CEIBS PG and obtained control of CEIBS PG. China Europe International Business School (“CEIBS”) holds the rest 40% common shares of CEIBS Publishing Group. The Company has included the financial results of CEIBS Publishing Group in the consolidated financial statements since the acquisition date. The consideration of the Acquisition included US$15 million in cash (equivalent to RMB 103,924
)
and 5,252,723 Series
A-4
preferred shares of the Company with the total fair value
of RMB 94,755 issued. The Company made partial cash consideration of RMB 79,549 upon closing in July 2020 and also made cash payment of RMB 9,600 in February 2023.
In 2007, CEIBS had entered into a quitclaim with CEIBS PG and stated that CEIBS relinquished and waived all of its rights in relevant intellectual properties and authorized CEIBS PG the exclusive right to file for relevant trademark registration and use such intellectual properties worldwide (the “Quitclaim”).
However, in August 2020, CEIBS, the other shareholder of CEIBS PG holding the remaining 40% equity interest, stated publicly that the Group had infringed its intellectual property rights and CEIBS was not aware of and did not recognize the associated share purchase of Shanghai China Europe International Culture Communication Co., Ltd. and Shanghai Fenghe Culture Communication Co., Ltd. by Jiangsu Radnova, the VIEs. In January 2021, CEIBS further filed a winding-up
petition with the High Court of Hong Kong, seeking to wind up CEIBS PG and to terminate the Quitclaim (the
“Winding-up
Proceedings”). These disputes arose from a series of transaction documents, including a share purchase agreement, entered into among CEIBS and certain then shareholders of CEIBS PG for the establishment of CEIBS PG in May 2007 (collectively, the “Transaction Documents”).
CEIBS filed this petition on the basis that, amongst others, (i) the Share Transfer circumvented and was in breach of a right-of-first-offer
provision, which requires a shareholder to give notice to other shareholders before it transfers its shares to a transferee who is neither another shareholder or an affiliate of a shareholder; (ii) the Share Transfer has caused a complete and irretrievable breakdown of mutual trust and confidence in the cooperation of CEIBS PG among the parties; (iii) CEIBS had the right to withdraw the sole and exclusive rights over the trademarks granted to CEIBS PG when there are significant changes to the shareholder structure of CEIBS PG based on the memorandum of understanding agreed among the parties; and (iv) the Group infringed its intellectual property rights by using “CEIBS” related trademarks outside the agreed scope under the Quitclaim.
In November 2020, CEIBS PG brought an arbitration action against CEIBS in the HKIAC Arbitration, alleging the CEIBS has breached the Quitclaim and the Transaction Documents entered into among the parties by using “CEIBS” related trademarks, which CEIBS PG has sole and exclusive rights to use.
In November 2021, the High Court of Hong Kong decided that the
Winding-up
Proceedings be stayed pending determination of the HKIAC Arbitration. However, upon determination of the HKIAC Arbitration, the parties do have the liberty to restore the
Winding-up
Proceedings for further directions or order.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The hearing of the HKIAC Arbitration was held in May 2023, and in August 2023, a closing of the HKIAC Arbitration was held. Upon the hearing period, as advised by the Group’s litigation counsel, the Group believed that the claims of CEIBS above lacked merit and the likelihood for the
Winding-up
Proceedings to succeed was relatively remote based on the available information by at that time, including the claims made by CEIBS throughout the period up to the hearing period. Also, in July 2023, CEIBS alleged in its closing submission to the HKIAC arbitration tribunal that, among other things, the issuance of the 21% equity interest of CEIBS PG to CEIBS Management Ltd. in 2007 only entitled CEIBS Management Ltd.’s 100% equity owner Mr. Xuelin Zhou legal ownership rather than beneficial ownership pursuant to the Series A preferred share purchase agreement (the “SPA”). The parties had different interpretations regarding the relevant clause in the SPA. Management believed the transfer of 21% of CEIBS PG shares beneficial ownership to the Company in 2020 was valid. The Company’s view had been fully supported by their litigation counsel and remained unchanged throughout the process of the HKIAC Arbitration. Although, the Company believed the new allegation raised by CEIBS in July 2023 had no merit at that time, an unfavorable arbitration result would have a material and adverse effect on the Company’s results of operations reflected on the consolidated financial statements.
On January 15, 2024, the arbitration tribunal declared the transfer of 21% of CEIBS PG shares to the Company as invalid at the time of the transfer and the Group’s appointment of one director CEIBS PG invalid, while dismissing the Quitclaim issue due to the lack of jurisdiction. Such ruling was based on the tribunal’s determination that the issuance of the
21
% equity interest of CEIBS PG to CEIBS Management Ltd. in 2007 only entitled CEIBS Management Ltd.’s 100% equity owner Mr. Xuelin Zhou legal ownership rather than beneficial ownership pursuant to the SPA, which made his transfer of such equity interest to Chengwei Capital HK Limited in 2016 invalid, and the subsequent transfer from Chengwei Capital HK Limited to us in 2020 invalid too. The Group subsequently applied to set aside the arbitration award in April 2024 with the High Court of Hong Kong and CEIBS also filed an application to the High Court of Hong Kong to enforce the arbitration award in April 2024. In May 2024, the High Court of Hong Kong held a hearing, during which the set aside application and the enforcement application were adjourned for substantive arguments before a judge in August 2024. Having considered recent Hong Kong courts have generally adopted a very pro-arbitration
approach, the chance of successfully set aside the Award before the Hong Kong Court was determined to be remote. 21% of the Company’s equity interest in CEIBS PG was invalidated upon the Partial Final Award. In addition, the Tribunal held that the appointment to the CEIBS PG Board of one of the three Directors from the Group was invalid, one of the three YXT Directors should cease to exercise any rights in its capacity as a director of CEIBS PG, failing which CEIBS may apply to enforce the Award, accordingly, the Group determined they had lost their control over CEIBS PG since the Partial Final Award upon the final ruling declared on January 15, 2024.
On November 25, 2024, HKIAC issued a cover letter and final award on litigation costs according to which Digital B shall pay to CEIBS the amount up to RMB 17,756. The Group accrued the litigation costs in other payable and accrued liabilities as of December 31, 2024 and June 30, 2025.
In January 2025, the High Court of Hong Kong dismissed the application to set aside the partial final award. Prior to any future negotiations amongst the counter parties, the remaining consideration payable of the Acquisition amount to RMB 14,775 remains unchanged legally as of December 31, 2024 and June 30, 2025.
In March 2025, CEIBS filed a petition with the High Court of Hong Kong, seeking to restore the
Winding-up
Proceeding. In the same month, the High Court of Hong Kong order to enforce the final award on the litigation cost. In August 2025, the Company filed its evidence in opposition to the winding-up petition. While in November 2025, the High Court of Hong Kong made a winding-up order against CEIBS PG, and a cost order that Digital B shall bear the costs of and occasioned by CEIBS, the amount of which is not reasonably estimable yet.
The Company still legally retains the 39% share of CEIBS PG. The Company recorded the remaining 39% share of CEIBS PG amounting to RMB 4,976 as a debt investment in January 2024. Given the underlined shares are redeemable preferred shares issued by CEIBS PG, it is classified as available for sale debt security investment in Long-term investments on the condensed consolidated balance sheet and is subject to market fair value assessment each reporting period. The fair value assessment utilizes income approach to determine the equity value. The redeemable preferred shares
were not considered in substance common stock.

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

According to ASC
810-10-40,
the difference between the carrying value of the assets, liabilities and non-controlling
interest of CEIBS Publishing Group that were deconsolidated, and the fair value of the continuing investment, as determined at the date of deconsolidation, resulted in a gain in the amount of RMB 78,760 before tax. This gain on the deconsolidation was presented on the Company’s condensed consolidated statement of comprehensive loss for the six months ended June 30, 2024.

5.	PREPAID EXPENSES, OTHER CURRENT ASSETS AND OTHER NON-CURRENT ASSETS
Prepaid expenses, other current assets and other
non-current
assets consist of the following:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
Current assets
Prepaid bandwidth costs	2,542	1,160
Deposits	2,829	2,642
Prepaid travel expense	1,449	914
VAT recoverable (1)	992	1,098
Prepaid office software service fee	1,270	839
Prepaid marketing expenses (2)	25,648	34,806
Prepaid content rental expenses	82	36
Prepaid consulting service fee	27	27
Receivables from third-party payment settlement platform	340	124
Prepayment for repurchase of ordinary shares	—	1,425
Other miscellaneous prepaid expenses	612	166

	35,791	43,237

Non-current assets
Prepaid marketing expenses (2)	18,672	7,954
Deferred initial public offering related costs	—	—
Deposits for lease	1,604	1,692
Prepaid content rental expenses	73	33

	20,349	9,679

(1)	VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities.
(2)
The Company entered marketing and promotion service agreements with total contract price of RMB 46,410.
The Group recorded the marketing and promotion expenses when actual services were provided and fulfilled. The portion of prepaid marketing expenses is expected to be utilized within the next 12 months is classified as prepaid expenses and other current assets, while the remaining balance is included in other non-current assets on the condensed consolidated balance sheets.

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0

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET
Property, equipment and software, net, consist of the following:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
Cost
Leasehold improvements	26,520	26,520
Electronic equipment	12,264	12,280
Vehicles	3,233	3,233
Furniture	3,083	3,081
Software purchased	1,919	1,919

Total cost	47,019	47,033
Less: Accumulated depreciation and amortization	(31,844)	(35,196)

Property, equipment and software, net	15,175	11,837

Depreciation expenses were RMB 3,949 and RMB 3,361 for the six months ended June 30, 2024 and 2025, respectively. No impairment charges were recorded for the six months ended June 30, 2024 and 2025
.

7.	LONG-TERM INVESTMENTS
The Group’s long-term investments primarily consist of equity method inv
estments and debt investments.

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB

Equity investments – equity method	—	2,714
Available-for-sale debt securities	114,432	106,804

	114,432	109,518

Equity investments - equity method
In January 2025, Jiangsu Radnova entered into a share purchase agreement to invest RMB 3,000 for 25
% equity interest in Suzhou Kangshengji Technology Co. Ltd. (“Kangshengji”). This investment was accounted for as an equity-method investment because the Group has significant influence over the operating and financial policies of Kangshengji. As of June 30, 2025, the carrying value of its equity investment was
RMB 2,714.

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1

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Available-for-sale
debt securities
The Company’s AFS debt investments all include substantive liquidation preference and redemption provision and is redeemable at the option of the investor.

	As of
	December 31,			June 30,
	2024			2025
	RMB			RMB
	Initial cost	Net cumulative fair value adjustments	Carrying value	Initial cost	Net cumulative fair value adjustments	Carrying value
Available-for-sale debt securities
Shanghai Jiayang Information System Co., Ltd (1)	55,000	6,426	61,426	55,000	5,929	60,929
Guangzhou Tale Base Technology Co., Ltd (2)	31,400	(1,636)	29,764	31,400	(6,481)	24,919
Beijing Lingdai (3)	31,980	(13,999)	17,981	31,980	(14,701)	17,279
Others (4)	20,376	(15,115)	5,261	20,376	(16,699)	3,677

	138,756	(24,324)	114,432	138,756	(31,952)	106,804

(1)
On September 28, 2021, Jiangsu Radnova entered into a share purchase agreement and a share transfer agreement to acquire 10% equity interest of Shanghai Jiayang Information System Co., Ltd (“Shanghai Jiayang”), which is principally engaged in human resource management software, at a cash consideration of RMB 55,000
(“Jiayang Investment”). The Company recognized unrealized losses of RMB
3,864 and RMB 497
in other comprehensive income/(loss) for the six months ended June 30, 2024 and 2025, respectively. Dividend of RMB
500 and nil were declared and paid by Shanghai Jiayang during the six months ended June 30, 2024 and 2025, respectively.

(2)
Jiangsu Radnova entered into a share purchase agreement and a share transfer agreement to acquire 10.02% equity interest of Guangzhou Tale Base Technology Co., Ltd (“Tale Base”), which is principally engaged in human resource management software, at a cash consideration of RMB 31,400
(“Tale Base Investment”). The Company recognized unrealized losses of RMB
603
in other comprehensive income/(loss) for the six months ended June 30, 2024. The Company recognized impairment loss of RMB
4,845
in investment losses for the six months ended June 30, 2025 as the Company has the intent to sell the impaired securities before recovery of its amortized cost basis.

(3)
On July 1, 2021, Jiangsu Radnova entered into a share purchase agreement and a share transfer agreement to acquire 19% equity interest of Beijing Lingdai, which is principally engaged in online and offline training in finance, at a cash consideration of RMB 31,980
(“Lingdai Investment”). For the six months ended June 30, 2024 and 2025, the Company recognized impairment losses of RMB
3,995 and RMB 702
in investment losses respectively, as the Company has the intent to sell the impaired securities before recovery of its amortized cost basis.

(4)
The Company recognized impairment losses of RMB
956 and RMB 1,584
in investment losses for the six months ended June 30, 2024 and 2025, respectively. The Company recognized an unrealized loss of RMB
941
and
nil
in other comprehensive income/(loss) for the six months ended June 30, 2024 and 2025, respectively.

F-3
2

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

8.	FAIR VALUE MEASUREMENTS
As of December 31, 2024 and June 30, 2025, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Long-term investments
Available-for-sale debt securities
Jiayang Investment (1)	61,426	—	—	61,426
Tale Base Investment (1)	29,764	—	—	29,764
Lingdai Investment (1)	17,981	—	—	17,981
Others	5,261	—	—	5,261

Total assets	114,432	—	—	114,432

		Fair value measurement at reporting date using
Description	Fair value as of June 30, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Long-term investments
Available-for-sale debt securities
Jiayang Investment (1)	60,929	—	—	60,929
Tale Base Investment (1)	24,919	—	—	24,919
Lingdai Investment (1)	17,279	—	—	17,279
Others	3,677	—	—	3,677

Total assets	106,804	—	—	106,804

(1)	Refer to Note 7—Long-term investments for further information on the Company’s investments
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that the Group reports in its condensed consolidated balance sheets at fair value.

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3

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Assets and Liabilities Measured at Fair Value on a Recurring Basis
Long-Term Investments
The Group’s Level 3 available-for-sale debt securities as of December 31, 2024 and June 30, 2025 primarily consist of redeemable preferred stock investments in privately held companies without readily determinable fair values.
Depending on the investee’s financing activity in a reporting period, management’s estimate of fair value may be primarily derived from the investee’s financing transactions, such as the issuance of preferred stock to new investors. The price in these transactions generally provides the best indication of the enterprise value of the investee. If there are no investee’s financing transactions, the Group may estimate the fair value by using other valuation techniques, including the guideline public company approach. The guideline public company approach relies on publicly available market data of comparable companies and uses comparative valuation multiples of the investee’s revenue or net profit.
Once the fair value of the investee is estimated, an option-pricing model (“OPM”) is employed to allocate value to various classes of securities of the investee, including the class owned by the Group. The model involves making assumptions around the investees’ expected time to liquidity and volatility.
An increase or decrease in any of the unobservable inputs in isolation could result in a material increase or decrease in the Group’s estimate of fair value. If there are investee’s financing transactions, other unobservable inputs, including short-term revenue projections, expected terms (expiration/time to exit), and volatility are less sensitive to the valuation in the respective reporting periods, as a result of the primary weighting on the investee’s financing transactions. Depending on the existence of investee’s financing transaction, and weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the Group’s estimate of fair value.
For any sales of equity and debt securities, it will be recorded for as realized gains or losses in the Interest and Investment income in the condensed consolidated statements of comprehensive income/(loss).

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4

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following table summarizes information about the significant unobservable inputs used in the fair value measurement for the Group’s long-term investments as of December 31, 2024 and June 30, 2025:

Investment	At initial valuation date	Fair value method at initial valuation date (and relative weighting)	Fair value as of December 31, 2024	Fair value method as of December 31, 2024 (and relative weighting)	Key unobservable inputs	Range

Financing transaction of Lingdai Investment	31,980	Financing transactions (100%)	17,981	Market Approach - Guideline company method (100%)	Revenue multiples	1.0 x- 2.5 x
					Volatility	50%- 60%
					Expected terms (expiration/time to exit)	1.5 - 2.5 years

Investment	At initial valuation date	Fair value method at initial valuation date (and relative weighting)	Fair value as of December 31, 2024	Fair value method as of December 31, 2024 (and relative weighting)	Key unobservable inputs	Range

Financing transaction of Jiayang Investment	55,000	Financing transactions (100%)	61,426	Market Approach - Guideline company method (100%)	Revenue multiples	0.2x-1.2x
					Volatility	40%-48%
					Expected terms (expiration/time to exit)	1.0-3.0 years

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5

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Investment	At initial valuation date	Fair value method at initial valuation date (and relative weighting)	Fair value as of December 31, 2024	Fair value method as of December 31, 2024 (and relative weighting)	Key unobservable inputs	Range
Financing transaction of Tale Base Investment	31,400	Financing transactions (100%)	29,764	Market Approach - Guideline company method (100%)	Revenue multiples	2.4x-3x
					Volatility	38%-42%
					Expected terms (expiration/time to exit)	1.0-2.0 years

Investment	At initial valuation date	Fair value method at initial valuation date (and relative weighting)	Fair value as of June 30, 2025	Fair value method as of June 30, 2025 (and relative weighting)	Key unobservable inputs	Range
Financing transaction of Lingdai Investment	31,980	Financing transactions (100%)	17,279	Market Approach - Guideline company method (100%)	Revenue multiples	0.9x-2.8x
					Volatility	52%-62%
					Expected terms (expiration/time to exit)	1.5-2.5 years

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6

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Investment	At initial valuation date	Fair value method at initial valuation date (and relative weighting)	Fair value as of June 30, 2025	Fair value method as of June 30, 2025 (and relative weighting)	Key unobservable inputs	Range

Financing transaction of Jiayang Investment	55,000	Financing transactions (100%)	60,929	Market Approach - Guideline company method (100%)	Revenue multiples	0.1x-2.6x
					Volatility	38%-46%
					Expected terms (expiration/time to exit)	1.0-3.0 years

Investment	At initial valuation date	Fair value method at initial valuation date (and relative weighting)	Fair value as of June 30, 2025	Fair value method as of June 30, 2025 (and relative weighting)	Key unobservable inputs	Range

Financing transaction of Tale Base Investment	31,400	Financing transactions (100%)	24,919	Market Approach - Guideline company method (100%)	Revenue multiples	0.1x-5.6x
					Volatility	45%-50%
					Expected terms (expiration/time to exit)	1.0-2.0 years
Derivative Liabilities
For the six months ended June 30, 2024, the fair value of derivative liabilities of conversion features were decreased by RMB 21,735. Upon the consummation of the IPO and the automatic conversion of preferred shares on August 15, 2024, the conversion feature of preferred shares w as
exercised, consequently, the derivative liabilities of conversion features were reduced to zero as of December 31, 2024.

F-3
7

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Conversion Feature
Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

	As of June 30, 2024

Discount rate	15.0%
Weighting between IPO scenario and Redemption scenario	IPO scenario-95 Redemption scenario-5	% %
Discount rates
The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic
risk factors.
Comparable companies
In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as the guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the SaaS industry and (ii) their shares are publicly traded in the United States, Hong Kong and China.
The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The Group’s revenues and earnings growth rates, as well as major milestones that the Group has achieved. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with the Group’s business plan. These assumptions include: no material changes in the applicable future periods in the existing political, legal, fiscal or economic conditions in China; no material changes will occur in the current taxation law in China and the applicable tax rates will remain consistent; the Group has the ability to retain competent management and key personnel to support the Group’s ongoing operations; and industry trends and market conditions for the corporate training service business will not deviate significantly from current forecasts. These assumptions are inherently uncertain.
Assets and Liabilities Measured at Fair Value on a
Non-Recurring
Basis
The Group’s intangible assets, net, is measured on
non-recurring
basis.

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8

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. SHORT-TERM AND LONG-TERM BORROWINGS

	Fixed annual interest rate	Term	As of
			December 31,	June 30,
			2024	2025
			RMB	RMB
Short-term borrowings:
Secured bank loan	3.00%-3.35%	Within 12 months	110,000	70,000
Current portion of long-term borrowings	3.30%-3.55%	Within 12 months	53,000	51,500

			163,000	121,500

Long-term borrowings:
Secured bank loan (1)	3.45%	1-2 years	73,500	—
Unsecured bank loan (2)	3.30%-3.55%	1-2 years	105,000	57,500
Less: current portion of long-term borrowings	3.30%-3.55%	Within 12 months	(53,000)	(51,500)

			125,500	6,000

(1)
On April 27, 2023, the Group entered into one secured bank loan of RMB 80,000 which was guaranteed by the Founder of the Group with annual payment schedule of RMB 1,500, RMB 2,000 and RMB 76,500 in 2023, 2024 and 2025, respectively. In May 2024, the Company made early repayment of the remaining balance of RMB 78,500, and refinanced a new secured bank loan of RMB 75,000 with annual payment schedule of RMB 1,500, RMB 2,000 and RMB 71,500 in 2024, 2025 and 2026, respectively. The new loan is also guaranteed by the Founder of the Group. The Group repaid RMB 500 during the six months ended June 30, 2024 when the installment became due and early repaid the entire remaining balance of RMB 73,500 in February 2025.

Subsequent to period ended June 30, 2025, the Company obtained a line of credit of RMB
50,000
 which was guaranteed by the Founder of the Group, and utilized RMB 17,500 for a one-year
term.

(2)
On April 24, 2023, the Group entered into one unsecured bank loan of RMB 50,000 with annual payment schedule of RMB 2,500, RMB 5,000 and RMB 42,500 in 2023, 2024 and 2025, respectively. The Company repaid RMB 2,500 during the period ended June 30, 2024 when the installment became due and early repaid the remaining balance of RMB 42,500 during the six months ended June 30, 2025.

On April 19, 2024, the Group entered into one unsecured bank loan of RMB 43,000 with annual payment schedule of RMB 3,000 and RMB 40,000 in 2025 and 2026, respectively. The Group repaid RMB 3,000 during the six months ended June 30, 2025 when the installment became due.
On June 26, 2024, the Group entered into one unsecured bank loan of RMB 10,000 with annual payment schedule of RMB 500, RMB 3,500 and RMB 6,000 in 2024, 2025 and 2026, respectively. The Group repaid nil and RMB 1,500 during six months ended June 30, 2024 and 2025, respectively, when the installment became due.
On July 31, 2024, the Group entered into one unsecured bank loan of RMB 10,000 with annual payment schedule of RMB 2,000 and RMB 8,000 in 2025 and 2026, respectively. The Group repaid RMB 500 during the six months ended June 30, 2025 when the installment became due.

F-
39

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The combined aggregate amount of maturities for all long-term borrowings as of June 30, 2025 as follows:

Long-term borrowings
RMB

Succeeding period in 2025	3,500
2026	54,000
The weighted average interest rates for the outstanding borrowings were approximately 3.68% and 3.49% as of December 31, 2024 and June 30, 2025, respectively.
10. OTHER PAYABLE AND ACCRUED LIABILITIES

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB

Salary and welfare payable	43,693	24,377
Accrued litigation liabilities	17,756	17,756
Professional fees payable	3,063	840
Taxes payable	4,780	3,688
Short-term rental payable	1,190	1,300
Leasehold improvement payable	515	515
Discounted bank acceptance notes (1)	—	78,586
Others	1,031	3,023

	72,028	130,085

(1)
Discounted bank acceptance notes represent cash received from financial institutions by discounting of bank acceptance notes issued between the Company’s subsidiaries, which are repayable within one year with interest ranging from 1.12% to 1.26%. The issuance of notes payable is collateralized by the Group’s bank deposits RMB 93,063 as of June 30
,
2025, which were recorded in short-term investments.

11. TAXATION
The Company has holding companies in Cayman Island, British Virgin Islands, Hong Kong, and its main operations is in the PRC. The Company’s entities are subject to local statutory income tax rate in these jurisdictions. Specifically, the Company’s PRC entities are subject to a statutory income tax rate of 25% and a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%, in accordance with the Enterprise Income Tax Law (the “EIT Law”). The Company’s Hong Kong entity is subject to a statutory income tax rate of 16.5%, in accordance with the Hong Kong tax laws.
The Company recorded an income tax expense of nil for the
six months ended June 30, 2024 and 2025, primarily due to
pre-tax
loss generated from operation as well as utilization of net operation loss.

F-4
0

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2025 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of June 30, 2025, the tax years ended December 31, 2020 through 2024 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2019 through 2024 for the Group’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.
12. CONVERTIBLE REDEEMABLE PREFERRED SHARES
On November 3, 2017, the Company entered into a share purchase agreement with certain investors, pursuant to which 6,655,736 Redeemable Convertible Series
A-1
Preferred Shares (the “Series A Preferred Shares”, “Series
A-1
Preferred Shares”) were issued on November 3, 2017 for an aggregated consideration of US$8,500. The investors were also granted Series A Warrant allowing them to purchase 3,132,111 additional series A preferred shares at the price of $1.277/share within 18 months after the closing. The warrant was separately transferrable. The Company incurred issuance costs of US$101 in connection with the offering of Series
A-1
Preferred Shares and Series A Warrant.
On July 26, 2018 and September 7, 2018, the Series A Warrant holders exercised Series A Warrant to purchase 1,566,056 Redeemable Convertible Series
A-2
Preferred Shares (the “Series A Preferred Shares”, “Series
A-2
Preferred Shares”) and 1,566,055 Redeemable Convertible Series
A-3
Preferred Shares (the “Series A Preferred Shares”, “Series
A-3
Preferred Shares”), respectively. The total consideration was US$4,000.
On June 24, 2020, the Company and its subsidiaries entered into a series of share purchase agreements and acquired 60% of the shares of CEIBS Publishing Group. The Company and its subsidiaries obtained control of CEIBS Publishing Group. As part of the consideration, the Company issued 5,252,723 Redeemable Convertible Series
A-4
Preferred Shares (the “Series A Preferred Shares”, “Series
A-4
Preferred Shares”) to the selling shareholders. Refer to Note 4 for more details about the business combination.
On July 30, 2019, the Company issued 7,085,330 Redeemable Convertible Series B Preferred Shares (the “Series B Preferred Shares”) for an aggregated consideration of US$10,595 (equivalent to RMB70,000) pursuant to a share purchase agreement entered into with certain investors. No issuance cost was incurred in connection with the offering of Series B Preferred Shares. These investors injected consideration of RMB60,000 in December 2017 and RMB10,000 in January 2018 into Jiangsu Radnova, respectively, when these investors were warranted to the subscription of the Series B Preferred Shares based on fair value at the time. Accordingly, the proceeds received were recorded as warrant liability and subsequently measured at fair value with changes in fair value recorded in the consolidated statements of comprehensive loss. The warrant liability was reclassified to mezzanine equity upon issuance of Series B Preferred Shares on July 30, 2019 after the investors’ completion of the overseas direct investment administrative processes. The Group recognized a loss of RMB3,983 from the change in fair value of the warrant liability up to July 30 in the year of 2019.
On September 10, 2018, the Company entered into a share purchase agreement with certain investors, pursuant to which 15,201,956 Redeemable Convertible Series
C-1
Preferred Shares (the “Series C Preferred Shares”, “Series
C-1
Preferred Shares”) were issued on September 10, 2018 for an aggregated consideration of US$30,000. The investors were also granted Series C Warrant allowing them to purchase no more than US$20,000 Series C preferred shares upon the occurrence of the two scenarios below (whichever occurs first)

(a)
the completion of the next equity financing at the price of 85% of the per share purchase price of the shares to be issued by the Company in the next equity financing but no lower than the per share issuance price of the Series
C-1
Purchased Shares, or

F-4
1

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

(b)
eighteenth (18th)-month anniversary after the closing at a price agreed upon by the Company and Series C Warrant holder in writing which shall be no lower than the per share issuance price of the Series
C-1
Purchased Shares

The Company incurred issuance costs of US$1,134 in connection with the offering of
Series C-1
Preferred Share and Series C Warrant. The warrant is separately transferrable.
On January 15, 2020, the Series C Warrant holders exercised Series C Warrant to purchase 8,584,634 Redeemable Convertible Series
C-2
Preferred Shares (the “Series C Preferred Shares”, “Series
C-2
Preferred Shares”). The total consideration was US$20,000.
On January 15, 2020, the Company entered into a share purchase agreement with certain investors, pursuant to which 26,268,981 Series
D-1
Preferred Shares (the “Series D Preferred Shares”, “Series
D-1
Preferred Shares”) were issued on January 15, 2020 for an aggregated consideration of US$72,000. The Company incurred issuance costs of US$2,386 in connection with the offering of Series
D-1
Preferred Shares.
On June 24, 2020, a Series
D-1
Preferred Shareholder acquired 6,943,638 ordinary shares from one of the original shareholders with total consideration of US$16,177 and these shares were re-designated
into Series
D-2
preferred shares (the “Series D Preferred Shares”, “Series
D-2
Preferred Shares”) after transfer (“Series
D-2
Transfer”). In this share transaction, the Company didn’t receive any consideration. The re-designation
was approved through the Company’s shareholder resolution.
On January 25, 2021, the Company entered into a share purchase agreement with certain investors, pursuant to which 16,883,753 Redeemable Convertible Series
E-1
Preferred Shares were issued for an aggregated consideration of US$90,000. The Company incurred issuance costs of US$ 1,376 in connection with the offering of Series
E-1
Preferred Shares.
On January 25, 2021, a Series
E-1
Preferred Share investor acquired 3,939,542 ordinary shares from one of the original shareholders with total consideration of US$11,250 and these shares were re-designated
into Series
D-3
Preferred Shares after transfer (“Series
D-3
Transfer”). In the share transaction, the Company did not receive any consideration. Similar to the Series
D-2
Transfer, in Series
D-3
Transfer, ordinary shareholder gave up their benefit to maintain the new investor. The re-designation
was approved through the Company’s shareholder resolution.
On March 22, 2021, the Company entered into a share purchase agreement with certain investors, pursuant to which 9,533,565 Series
E-2
Redeemable Convertible Preferred Shares were issued for an aggregated consideration of US$64,328. The Company incurred issuance costs of US$ 910 in connection with the offering of Series
E-2
Preferred Shares.
On July 1, 2024, the Company approved that the conversion of all of the Group’s outstanding convertible redeemable preferred shares into ordinary shares on a one-for-one
basis was adjusted from weight-average anti-dilution mechanism to full-ratchet anti-dilution mechanism if the issuance price of the securities issued in the IPO, which is determined based on the per share offering price (the “initial public offering price”), was lower than the respective issuance prices of the Company’s Preferred Shares when they were issued.
The Series A, B, C, D and E Preferred Shares are collectively referred to as the Preferred Shares. The holders of Preferred Shares are collectively referred to as the Preferred Shareholders.

F-4
2

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

All Preferred Shares were automatically converted into 125,154,172 Series A ordinary share upon the completion of IPO on August 15, 2024.
The key terms of the Preferred Shares issued by the Company are as follows:
Redemption Rights
At any time commencing on a date when certain events specified in the shareholders’ agreement (the “Redemption Start Date”) occurred, any holders of the then outstanding Series A, B, C, D Preferred Shares may request a redemption of specified number of Preferred Shares of such series as determined by the shareholders. On receipt of a redemption request from the holders, the Company shall redeem all of the Preferred Shares requested.
The Redemption Start Date of Preferred Shares have been amended for a number of times historically. If any holder of any series of Preferred Shares exercises its redemption right, any holder of other series of Preferred Shares shall have the right to exercise the redemption of its series at the same time.
For Series
A-1,
A-2,
A-3
and Series B Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the higher of (a) and (b) below:

(a)	The 150% or 200% of original Preferred Shares issue price for such series and declared but unpaid dividends depend on certain circumstance specified in the shareholders’ agreement.

(b)	The fair market value of the relevant series of Preferred Shares on the date of redemption.
For Series
A-4,
C-1
and
C-2
Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 8% compound interest per annum (calculated from the issuance dates of the respective series of Preferred Shares) and declared but unpaid dividends.
For Series
D-1,
D-2
and
D-3
Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 12% compound interest per annum (calculated from the issuance dates of the respective series of Preferred Shares) and declared but unpaid dividends.
For Series
E-1
and
E-2
Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 12% compound interest per annum (calculated from the issuance dates of the respective series of Preferred Shares) and declared but unpaid dividends.
If on the redemption date triggered by the occurrence of any redemption event, the Company’s assets or funds which are legally available are insufficient to pay in full the aggregate redemption price for Preferred Shares requested to be redeemed, upon the request of a redeeming shareholder, the Company shall execute and deliver a promissory note, bearing an interest of twelve percent (12%) per annum and with repayment of the principal and interest to be made on a monthly basis. Preferred Shares subject to redemption with respect to which the Company has become obligated to pay the redemption price but which it has not paid in full shall continue to have all the rights and privileges which such Preferred Shareholders had prior to such date, until the redemption price has been paid in full with respect to such Preferred Shares.

F-4
3

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Conversion Rights
Optional Conversion
Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price (initially being 1 to 1 conversion ratio). The conversion price of each Preferred Share is the same as its original issuance price and no adjustments to conversion price have occurred so far.
Automatic Conversion
Each Preferred Share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering or (ii) the written approval of the holders of a majority of each series of Preferred Shares (calculated and voting separately in their respective single class on an as-converted
basis).
Upon the issuance of the Series A Preferred Shares, a “Qualified IPO” was defined as an initial public offering with gross offering proceeds no less than US$100 million and implied market capitalization of the Company of no less than US$500 million prior to such initial public offering. Upon the issuance of the Series
B&C-1,
C-2
Preferred Shares, the gross offering proceeds and market capitalization criteria for a “Qualified IPO” was increased to US$160 million and US$800 million respectively. Upon the issuance of the Series
D-1,
D-2,
D-3
Preferred Shares, for a “Qualified IPO”, the gross offering proceeds was US$160 million and the market capitalization required was the higher of the balance compounded at the annual rate of return of 25% from the original investment and US$800 million, if IPO occurred within 5 years, or US$1,000 million, if IPO occurred after 5 years.
Upon the issuance of the Series E Preferred Shares, the definition of “Qualified IPO” was modified as follows: For Series A, B, C and D preferred shareholders, the market capitalization was the higher of the balance compounded at the annual rate of return of 25% from the original investment and US$800 million, if IPO occurred within 4 years, or US$1,000 million, if IPO occurred after 7 years; Upon the issuance of the Series E Preferred Shares, for Series E preferred shareholders, a “Qualified IPO” was defined as an initial public offering consummated on or prior to the fourth (4th) anniversary of the Series E closing date with gross offering proceeds no less than US$160 million and the implied market capitalization of the Company of no less than US$1,400 million.
Voting Rights
Each Preferred Share has voting rights equivalent to the number of common shares to which it is convertible at the record date. Each Preferred Share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted
basis. The holders of Preferred Shares and ordinary shares shall vote together as a single class.
Dividend Rights
Each Preferred Share shall have the right to receive dividends, on an as-converted
basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the Preferred Shares have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date until June 30, 2025.

F-4
4

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Liquidation Preferences
In the event of any liquidation (unless waived by the Preferred Shareholders) including deemed liquidation (i.e. change of control, etc.), dissolution or winding up of the Company, holders of the Preferred Shares shall be entitled to receive the liquidation value in the sequence of Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares, Series B and Series A Preferred Shares (Series B and Series A preferred shares share the same sequential position). After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted
basis, together with the holders of the ordinary shares.
For Series E Preferred Shares, liquidation value equals the original Preferred Shares issue price for such series plus 12% compound interest per annum (calculated from the issuance dates of the respective series of Preferred Shares) and declared but unpaid dividends.
For Series D Preferred Shares, liquidation value equals the original Preferred Shares issue price for such series plus 12% compound interest per annum (calculated from the issuance dates of the respective series of Preferred Shares) and declared but unpaid dividends.
For Series C Preferred Shares, liquidation value equals the original Preferred Shares issue price for such series plus 8% compound interest per annum (calculated from the issuance dates of the respective series of Preferred Shares) and declared but unpaid dividends.
For Series B and Series A Preferred Shares, liquidation value equals the 150% of the original Preferred Shares issue price and declared but unpaid dividends.
Accounting for Preferred Shares
The Company classified the Preferred Shares in the mezzanine section of the condensed consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The conversion feature of Series
A-1,
A-2,
A-3
and B Preferred Shares and liquidation preferences feature of Series
A-1,
A-2,
A-3,
A-4
and B Preferred Shares as mentioned below, are initially measured at its fair value, respectively, and the initial carrying value for the Preferred Shares are allocated on a residual basis, net of issuance costs. There were no beneficial conversion features for the Preferred Shares.
For each reporting period, the Company accretes the carrying amount of the Preferred Shares to the redemption value. For Series
A-1,
A-2,
A-3
and Series B Preferred Shares the redemption value is the higher of (1) 150% of the original preferred shares issue price of such series, or (2) the fair market value of the Preferred Shares of such series. For Series
A-4,
C-1,
C-2,
D-1,
D-2,
D-3,
E-1
and
E-2
Preferred Shares the redemption value is the result of using effective interest rate method to accrete the Preferred Shares to the redemption prices on the optional redemption date. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital,
or in the absence of additional
paid-in-capital,
by charges to accumulated deficit. For the six months ended June 30, 2024, the net accretion of the Preferred Shares was RMB 204,364. In August 2024, in connection with the completion of IPO, all of the Preferred Shares were converted to 125,154,172 Class A ordinary shares based on the aforementioned conversion price.

F-4
5

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Group has determined that, under the whole instrument approach, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors’ right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. The conversion feature that is embedded in the Series
A-1,
A-2,
A-3
and B Preferred Shares is required to be bifurcated and accounted for as derivative liability, due to the optional redemption settlement mechanism could give rise to net settlement of the conversion provision in cash if fair market value of relevant series of the Preferred Shares on the date of the redemption is higher than the fixed redemption amount, instead of the settlement by delivery of the ordinary shares of the Company. Thus, the conversion feature is a derivative instrument subject to ASC
815-10-15,
also this equity-like feature is not considered clearly and closely related to the debt host of the Preferred Shares and should be bifurcated and accounted for as derivative liability. The fair value of the derivative liabilities of conversion feature was RMB 29,853 initially, and subsequently was marked to market value of RMB 78,545 at June 30, 2024. Upon the consummation of IPO and conversion of preferred shares, the conversion feature of preferred shares were automatically exercised, consequently, the derivative liabilities of conversion features were reduced to zero at August 15, 2024.
Also, the Group has determined that, certain debt-like liquidation features (i.e. change of control, etc.) with which the Series
A-1,
A-2,
A-3,
A-4
and B Preferred Shares holders shall be entitled to receive a per share amount equal to 150% of the original preferred share issuance price of the respective series of the Preferred Shares, involve a substantial premium, and could accelerate the repayment of the contractual principal amount as it is contingently exercisable in accordance with ASC
815-15-25-42.
Thus, the liquidation features are considered not to be clearly and closely related to the debt host, and are accounted for as derivative liabilities, too. The Group determined the fair value of these derivative liabilities with the assistance of an independent appraiser and concluded that the fair value of the bifurcated liquidation features was insignificant, both initially and subsequently, at the end of each reporting period presented.
Modification of Preferred Shares
The Group assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the preferred shares. The Group also assess if the change in terms results in value transfer between Preferred Shareholders or between Preferred Shareholders and ordinary shareholders.
When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.
On January 15, 2020, the Redemption Start Date of Series A, B and C preferred shares were extended from September 10, 2022 to January 15, 2025, which is to be in line with the optional redemption date of Series D Preferred Shares. In the meantime, the market capitalization criteria for a “Qualified IPO” was increased from US$800 million to the higher of the balance compounded at the annual rate of return of 25% from the original investment and US$800 million, if IPO occurred within 5 years, or US$1,000 million, if IPO occurred after 5 years.

F-4
6

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

On January 25, 2021, the optional redemption date of Series A, B, C and D preferred shares was changed from January 15, 2025 to January 25, 2025, which is to be in line with the optional redemption date of Series E Preferred Shares. On January 25, 2021, the Series D issuance price with respect to one of the Series D investors changed from US$2.7409 to US$2.6510. In the meantime, the definition of “Qualified IPO” was modified as follows:
For Series A, B, C and D preferred shareholders, the market capitalization was the higher of the balance compounded at the annual rate of return of 25% from the original investment and US$800 million, if IPO occurred within 4 years, or US$1,000 million, if IPO occurred after 7 years; For Series E preferred shareholders, a “Qualified IPO” was defined as an initial public offering consummated on or prior to the fourth (4th) anniversary of the Series E closing date with gross offering proceeds no less than US$160 million and the implied market capitalization of the Company of no less than US$1,400 million.
The Group evaluated the above modifications in accordance with U.S. GAAP and concluded that they are modifications, rather than extinguishment, of Preferred Shares, which resulted in transfer of value amongst Preferred Shareholders and ordinary shareholders. The change in fair value of Preferred Shares before and after the modification on January 15, 2020 was RMB 8,971 and was recorded as deemed dividend from ordinary shareholders to Preferred Shareholders. The change in fair value of Preferred Shares before and after the modification on January 25, 2021 was RMB 1,323 and was recorded as deemed contribution from Preferred Shareholders to ordinary shareholders.
On June 24, 2020, Series
D-1
investor acquired 6,943,638 ordinary shares from one of the original shareholders and these shares were re-designated
as Series
D-2
preferred shares after transfer. On January 25, 2021, Series
E-1
investor acquired 3,939,542 ordinary shares from one of the original shareholders and these shares were re-designated
as Series
D-3
preferred shares after transfer. In both Series
D-2
Transfer and Series
D-3
Transfer, considerations were directly transferred from the new shareholder to the original shareholder based on mutually agreed share price and the Company received no consideration upon the re-designation
of new preferred shares. The Group allowed investors to receive redeemable preferred shares without paying the Group any consideration. In both circumstances, ordinary shareholders gave up their benefit to maintain the new investors. Thus, both should be treated as deemed contributions from ordinary shareholders to the preferred shareholders.
Accounting treatment is made for value transfer from ordinary shareholders to preferred shareholders. The difference between the fair value of the Series
D-2
and Series
D-3
preferred share (booked to mezzanine equity) and the fair value of the ordinary shares on the date of re-designation
is charged to
paid-in-capital,
or in the absence of additional
paid-in-capital,
by charges to accumulated deficit.
On May 13, 2024, the Group entered into agreements with the Preferred Shareholders to extend the optional redemption date. The optional redemption date was changed from January 25, 2025 to March 31, 2026 for Series
A-4,
Series B and part of Series D Preferred Shares and changed from January 25, 2025 to January 31, 2026 for the rest Preferred Shares, respectively. The Group evaluated the above modifications in accordance with U.S. GAAP and concluded that they are modifications, rather than extinguishment, of Preferred Shares, which resulted in transfer of value amongst Preferred Shareholders and ordinary shareholders. The change in fair value of Preferred Shares before and after the modification on May 13, 2024 was RMB 5,940 and was recorded as deemed dividend from ordinary shareholders to Preferred Shareholders.

F-4
7

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

On July 1, 2024, the definition of “Qualified IPO” was modified as an initial public offering with a pre-offering
valuation of the Company of at least US$630 million and aggregate gross proceeds to the Company not exceeding US$55 million before January 31, 2026 to match with the Company’s current valuation and market condition.
On July 1, 2024, the conversion of all of the Group’s outstanding convertible redeemable preferred shares into ordinary shares on a one-for-one
basis was adjusted from weight-average anti-dilution mechanism to full-ratchet anti-dilution mechanism if the issuance price of the securities issued in the IPO, which is determined based on the per share offering price (the “initial public offering price”), was lower than the respective issuance prices of the Company’s Preferred Shares when they were issued. Immediately prior to the completion of the offering, the Company should issue such number of ordinary shares as fully paid bonus shares for no additional consideration, to the shareholders whose anti-dilution rights were triggered, such that the total number of ordinary shares held by such shareholders on an as-converted
basis immediately following such issuance and prior to the completion of this offering shall be equal to (x) the aggregate purchase price paid by such shareholders to the Company in consideration for their respective shares divided by (y) the initial public offering price. Following such full-ratchet anti-dilution mechanism, the respective issuance price for each shareholder whose anti-dilution right was triggered should be deemed to have been adjusted to be equal to the initial public offering price. Following such full-ratchet anti-dilution mechanism, the respective issuance price for each shareholder whose anti-dilution right is triggered shall be deemed to have been adjusted to be equal to the initial public offering price.
The Group evaluated this amendment on July 1, 2024 based on qualitative and quantitative evaluations and concluded that amendment to Series A, B, C and D Preferred Shares was accounted for as a modification and the amendment to Series E Preferred Shares was accounted for as an extinguishment. The change in fair value of Series A, B, C and D Preferred Shares before and after the modification was RMB 191,793 and was recorded as a deemed contribution from Preferred Shareholders to ordinary shareholders. The difference between the fair value after the extinguishment and the carrying amount of Series E Preferred Shares was RMB 480,377, which was recorded as a deemed contribution from Preferred Shareholders to ordinary shareholders.

F-4
8

YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Company’s Preferred Shares activities for the six months ended June 30, 2024 are summarized below:

	Series A Shares		Series B Shares		Series C Shares		Series D Shares		Series E Shares		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balance as of January 1, 2024	15,040,570	408,139	7,085,330	199,518	23,786,590	493,788	37,152,161	1,059,434	26,417,318	1,402,802	109,481,969	3,563,681

Net accretion on convertible redeemable preferred shares to redemption value	—	25,492	—	12,197	—	21,776	—	56,073	—	88,826	—	204,364
Deemed dividend to preferred shareholders due to modifications	—	(8,583)	—	(5,041)	—	(8,659)	—	(203)	—	28,426	—	5,940

Balance as of June 30, 2024	15,040,570	425,048	7,085,330	206,674	23,786,590	506,905	37,152,161	1,115,304	26,417,318	1,520,054	109,481,969	3,773,985

13. SHARE-BASED COMPENSATION
On September 10, 2021, the Company adopted 2021 Share Incentive Plan (“the 2021 Plan”) with the purpose of providing incentives and rewards to its managements and employees.

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YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Under the 2021 Plan, the Company’s Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted shall be 11,258,693 shares, 4,378,011 shares have been granted under the 2021 plan since adoption day.
Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB

General and administrative expenses	3,820	8,620
Sales and marketing expenses	—	731
Research and development expenses	—	347
Cost of revenues	—	175

Total	3,820	9,873

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Share-based compensation expenses
-Related to management’s RSUs (a)	3,820	8,194
-Related to stock options (b)	—	1,679

Total	3,820	9,873

There was no income tax benefit recognized in the condensed consolidated statements of comprehensive income/(loss) for share-based compensation expenses and the Company did not capitalize any of the share-based compensation expenses as part of the cost of any assets for the six months ended June 30, 2024 and 2025, respectively.
(a) Management’s RSUs
On October 5, 2022, 1,421,181 RSUs representing 1,421,181 ordinary shares of the Company with par value US$0.0001 were granted to certain director, executive officer and management of the Company (“2022 RSUs”). 745,164 RSUs have immediately vested due to the service inception date preceded the grant date and the Company recognized RMB 33,600 on the grant date. 234,005 RSUs vested in 2023. 234,005 and 208,007 RSUs vest ed
in 2024 and 2025, respectively.
On January 15, 2025, 1,780,681 RSUs representing 1,780,681 ordinary shares of the Company with par value US$0.0001 were granted to certain director, executive officer and management of the Company (“2025 RSUs”). RSUs granted have both service condition and performance condition based on employees’ key performance indicators evaluation during the performance period. RSU granted are scheduled to be vested over service periods ranging from two months to two years. 1,299,766 RSUs are vested during the six months ended June 30, 2025.

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YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The movement of the RSUs during the six months ended June 30, 2024 and 2025, was as follow:

	2022 RSUs		2025 RSUs
	Number of RSUs	Weighted average grant date fair value (US$)	Number of RSUs	Weighted average grant date fair value (US$)

Unvested as of January 1, 2024	442,012	6.3515	—	—
Vested	(208,006)	6.3515	—	—

Unvested as of June 30, 2024	234,006	6.3515	—	—

Unvested as of January 1, 2025	208,007	6.3515	—	—
Granted	—	6.3515	1,780,681	0.6727
Vested	(208,007)	6.3515	(1,299,766)	0.6727

Unvested as of June 30, 2025	—	—	480,915	0.6727

The fair value of the management’s 2025 RSUs was determined based on the market closing price of the Company’s ADS. The stock-based compensation was estimated based on the probability of performance condition and amortized over the respective vesting period on graded vesting method. The share-based compensation expenses related to management’s RSU for the six months ended June 30, 2024 and 2025 were RMB
3,820 and RMB 8,194, respectively.
As of June 30, 2025, there was RMB 1,218 of unamortized stock-based compensation expense related to unvested awards which is expected to be recognized over a weighted-average period of 0.72 years. The Company accounts for forfeitures as they occur.
(b) Stocks Options
On January 15, 2025, stock options
 representing 4,996,006 ordinary shares of the Company with par value US$0.0001 were granted to certain employees and executives of the Company. Options granted have both service condition and performance condition based on employees and executives’ key performance indicators evaluation during the performance period. Options granted are scheduled to be vested over service periods of two years. Nil stock options are vested during the six months ended June 30, 2025. The exercise price for the stock options is USD 1.98 per share. Total stock-based compensation was amortized over the respective vesting period on graded vesting method. The unrecognized stock-based compensation is RMB
 3,007 as of June 30, 2025, and the weighted-average remaining contractual term is 1.09 years.
The movement of the stock option during the six months ended June 30, 2025, was as follow:

	Number of stock options	Weighted average grant date fair value (US$)

Unvested as of January 1, 2025	—	—
Granted	4,996,006	0.1627
Vested	—	0.1627
Forfeited	(46,952)	0.1627

Unvested as of June 30, 2025	4,949,054	0.1627

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YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Company estimates the fair value of stock option on grant date using the binomial option pricing model and estimated the stock-based compensation based on the probability of performance condition. The binominal model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatility, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Subsequent to the IPO, fair value of the ordinary shares is determined based on the closing price of the Company’s publicly traded ADSs on the grant date.
The following table presents assumptions used to estimate the fair values of share options granted for the six months ended June 30, 202
5
:

For the six months ended June 30, 2025

Risk-free interest rate (1)	4.80%
Dividend yield (2)	0.00%
Volatility (3)	49.44%
Exercise multiple (4)	2.2-2.8

(1)
Risk-free interest rate – The risk-free interest rate for periods within the contractual life of the options is based on the yield of US government Bonds with a maturity life equal to the remaining maturity life of the stocks options as of the valuation date.

(2)	Dividend yield – The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options.
(3)	Volatility – Volatility is estimated based on the historical volatility of common shares of several comparable publicly-traded companies in the same industry.
(4)	Exercise multiple – Exercise multiple is estimated based on changes in expected intrinsic value of the option and the likelihood of early exercise by employees.
14. NET LOSS PER SHARE
Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Numerator:
Net income/(loss)	21,359	(73,878)

Net loss attributable to non-controlling interests shareholders	300	—
Net accretion of convertible redeemable preferred shares	(204,364)	—
Deemed dividend to preferred shareholders due to modification	(5,940)	—

Net loss attributable to ordinary shareholders	(188,645)	(73,878)

Denominator:
- Weighted average number of ordinary shares - basic and diluted	49,329,740	179,881,274

Net loss per share attributable to ordinary shareholders:
- Basic and diluted	(3.82)	(0.41)

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YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding and vested RSUs during the period.
For the six months ended June 30, 2024 and 2025, the Company had potential ordinary shares, including convertible redeemable Preferred Shares, RSUs and stocks options. Assumed conversion of RSUs and stock options have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share”, due to the anti-dilutive effect. The weighted-average numbers of RSUs excluded from the calculation of diluted net loss per share of the Company were
325,009 and 344,461
for the six months ended June 30, 2024 and 2025, respectively. The weighted-average number of stock option excluded from the calculation of diluted net loss per share of the Company were nil and 2,474,527 for the six months ended June 30, 2024 and 2025, respectively (Note 13).
Assumed conversion of the convertible redeemable preferred shares have not been reflected in the dilutive calculations for the six months ended June 30, 2024, pursuant to ASC 260, “Earnings Per Share”, due to the anti-dilutive effect. The weighted-average numbers of convertible redeemable preferred shares excluded from the calculation of diluted net loss per share of the Company were 109,481,969 for the six months ended June 30, 2024 (Note 12).
15. COMMITMENTS AND CONTINGENCIES
Commitments
As of June 30, 2025, the Group has outstanding commitments on several non-cancellable
operating lease agreements.
Contingencies
In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s condensed consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.
The HKIAC Arbitration tribunal concluded and issued their final decision on the CEIBS arbitration case, which is disclosed in Note 4 to the condensed consolidated financial statements.
16. ORDINARY SHARES
On March 27, 2025, the board of directors authorized the Company to adopt a share repurchase program under which the Company may repurchase up to US$10 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a two-year period (the “Share Repurchase Program”). For the six months ended June 30, 2025, pursuant to the share purchase plan, the Company repurchased 383,916 ADS, representing 1,151,748 ordinary shares with a total consideration of approximately RMB 2,157.

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YXT.COM GROUP HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

As of December 31, 2024, there were 163,294,773 and 16,931,824 shares issued and outstanding for Class A and Class B ordinary shares, respectively. Underwriters did not exercise the over-allotment option granted and these over-allotment option has expired after September 15, 2024.
As of June 30, 2025, there were 163,294,773 Class A ordinary shares issued and 162,143,025 Class A ordinary shares outstanding, and there were 16,931,824 Class B ordinary shares authorized, 16,931,824 Class B ordinary shares issued and outstanding.
17. STATUTORY RESERVES AND RESTRICTED NET ASSETS
Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and consolidated VIE in the PRC must make appropriations from after-tax profit
to non-distributable reserve
funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until
the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. As of January 1, 2024, the statutory reserve of RMB
4,180 was appropriated by the CEIBS Publishing Group’s VIEs before the acquisition and all amount of the statutory reserve was deconsolidated with CEIBS Publishing Group on January 15, 2024. During the six months ended June 30, 2024 and 2025, nil statutory reserve has been made by the Group.
As of June 30, 2025, the restricted net assets of the subsidiaries and VIEs exceeded 25% of the condensed consolidated net assets of the Group as of June 30, 2025.

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